[LETTERHEAD OF EXPORT EREZ, INC.]

April 8, 2002

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Division of Corporation Finance

Re: Export Erez USA, Inc.: Withdrawal of Registration Statement on Form SB-2 (File No. 333-3924)

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), Export Erez USA, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Registrant’s Registration Statement on Form SB-2 (File No. 333-39254), together with all exhibits and amendments thereto (the “Registration Statement”).

     The Registrant is requesting such withdrawal because as a result of the recent acquisition of a controlling interest in the Registrant by Pawnbrokers Exchange, Inc., the selling security holders named in the Registration Statement exchanged the securities registered for resale under the Registration Statement for shares of Pawnbrokers Exchange, Inc. As a result, the selling security holders no longer need to have such securities registered for resale under the Registration Statement. The Registrant further advises the Commission that there were no resales of the securities registered pursuant to the Registration Statement.

     If you have any questions on this request for withdrawal, please do not hesitate to contact Sheri M. Watts on (310) 282-2167.

Very truly yours,

EXPORT EREZ USA, INC.
By:

/s/ Joseph Postbinder

Name: Joseph Postbinder
Title: President